

January 9, 2013

<u>Via E-mail</u>
Fernando Koatz
Chief Financial Officer and Secretary
Ournett Holdings, Inc.
500 Fifth Avenue, Suite 1420
New York, NY 10110

> **Re: Ournett Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 3, 2014**
> **File No. 333-192415**

Dear Mr. Koatz:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to prior comment 1 in our letter dated December 11, 2013, where you contend that you are not a shell company. However, your statement on page 1, that you are a company "without revenues or operations," with "minimal assets and have incurred losses since inception," closely accords with the definition of a shell company in Rule 405. With a view towards more detailed disclosure in MD&A, please provide us with a more precise accounting of how your expenses to date have been directed at your business operations. It appears that most of your expenses to date have been used for your organization and the filing of this registration statement. Until you begin to record revenues or expend a material amount of cash towards developing your business, your company is considered a shell company. Therefore, please identify your company as a shell company, and discuss the unavailability of Rule 144 for unregistered resales as long as you remain a shell company.

Business, page 15

Recent Developments, page 15

2.   We note your statement that your "multidisciplinary team has been divided into three departments." We note that you also refer to "staff members;" however, it does not appear that you have any employees. Please clarify.

Our Advantage, page 15

3.   We note your response to prior comment 7 in our letter dated December 11, 2013. Please tell us how you will evaluate the suitability of bloggers for share issuances under Section 4(2) of the Securities Act of 1933 or Regulation D. Tell us whether you intend to solicit potential bloggers with the promise of shares for their services.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Sharon Virga, Staff Accountant, at (202) 551-3385, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Larry Spirgel

                                        Larry Spirgel
                                        Assistant Director

cc: Via E-mail
        Stephen M. Fleming
        Fleming PLLC